0-30906

P.E. 4-01-02

02031294

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Documents Included as Part of this Report

No.	Document
1.	Press Release dated April 24, 2002.

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: 905-415-0310
FAX: 905-415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Announces Early Adopter Promotion For iCluster™ for EMC Symmetrix®

New iCluster for EMC Symmetrix Customers Qualify for 15% Discount Off Purchase Price

TORONTO, CANADA – (April 24, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency software solutions, today announced a special promotion for early adopters of DataMirror iCluster for EMC Symmetrix, a fully integrated software solution for highly available and resilient business operations in EMC iSeries environments.

Under the terms of this promotion, customers that purchase a license for iCluster for EMC Symmetrix before September 30, 2002 qualify to receive 15% off of their purchase price. Certain other terms and conditions also apply. Please see below for more details.

"Both EMC and DataMirror are committed to providing customers with the highest levels of availability and reliability in the iSeries resiliency space," said Stewart Ritchie, Vice President, Sales Americas, DataMirror. "Through this special promotion, we are giving early adopters of this solution a chance to be among the first to experience superior availability at the storage level, system level and application level. Until now, customers have not been able to implement a single comprehensive storage level, system level and application-aware mirroring solution. iCluster for EMC Symmetrix has given way to a breakthrough new approach in the iSeries resiliency space."

About iCluster for EMC Symmetrix

DataMirror iCluster for EMC Symmetrix is an application-aware solution that is closely integrated with EMC Corporation's system and storage replication solutions Symmetrix Remote Data Facility (SRDF™) and TimeFinder™. iCluster for EMC Symmetrix provides unprecedented levels of application availability and workload distribution in EMC iSeries environments by capturing iSeries objects and data at the transaction level on the primary system and mirroring them in real-time to the backup iSeries system. This solution can detect primary system failure and invoke operational switching for business continuity, high availability and application resiliency.

Pricing and Availability

iCluster for EMC Symmetrix is generally available now. For more information, please contact a DataMirror representative by e-mail at sales@datamirror.com or by calling DataMirror toll-free at 1-800-362-5955.

Terms and Conditions

The special early adopter discount is available to iCluster for EMC Symmetrix customers who license this solution before September 30, 2002.

About EMC Corporation
EMC Corporation is the world leader in information storage systems, software, networks and services and the provider of robust and secure information storage infrastructure. As at January 1st 2002, EMC employed 20,100 employees. 7,500 employees are located in EMCs head office near Boston. The revenues for 2001 were $1.5 billion USD. EMC's flagship product is called Symmetrix and delivers the world's highest information storage capacity in a single system — 69.5 terabytes. The EMC Developers Program includes 73 member companies with a combined total of more than 40 EMC-integrated software applications. Since it's launch, over 800 companies now use Symmetrix with IBM iSeries (AS/400).

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley, Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland, Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni, PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer